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DeFi Technologies Announces Strategic Partnership with HIVE Blockchain Technologies

TORONTO, Ontario March 25, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO:DEFI, GR:RMJR) is pleased to announce that it has entered into letter of intent wit h HI VE Blockchain Technologies Ltd (“ HI VE”)  (TSX.V:HIVE, OTCQX:HVBTF, FSE:HBF) for a share swap arrangement, by which HIVE will receive ten (10) million DeFi Technologies common shares, representing 6.5%  of the existing outstanding common shares of the Company in exchange for four (4) million HIVE common shares, representing 1.1% of Hive’s issued and out st anding com m on shar es. The  transaction, which does not involve any cash payment by either side, is expected to close on or about April 16, 2021 and is conditional on the completion of satisfactory due diligence by both parties. In addition, HIVE and DeFi Technologies plan to create a partnership surrounding the decentralized finance (DeFi) ecosystem with specific applications around Ethereum and Miner Extractable Value (MEV). The new partnership, which follows three months of discussions, will provide the Company with a strategic stake in HIVE and a broader partnership surrounding the DeFi ecosystem with a specific focus on the Ethereum based MEV space and developments surrounding it.

MEV refers to the amount of profit miners can extract from reordering and censoring transactions on the blockchain. It has become an important issue over the past year as the DeFi space has grown from US$3B to US$71B in market capitalization. Of the $347.3M of Extracted MEV, 88% comes from DeFi activities (see graph below). As can be seen from data by Coin Metrics, over half of all ETH miner revenue currently comes from transaction fees. By partnering together to take on these activities, individuals get a more capital efficient market to play in, while distributing greater returns to miners for acting more altruistically.

Ethereum Miner Revenue (Monthly)
Subsidy
Transaction Fees
$1.5b
$1b
$500m
$0
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THE BLOCK
SOURCE: COIN METRICS
UPDATED: MAR 1, 2021
ZOOM
ALL
YTD

Chart embedded from The Block Crypto Data.

Source: Flashbots.net

The DeFi sector has appreciated dramatically since 2020 and has reached a tipping point with  institutional  investors  and  large  enterprises  showing  increased  interest  in  the decentralised finance sector. In Q3 2020, the U.S. Office of the Comptroller of the Currency (OCC) published guidance clarifying national banks can provide services to stablecoin issuers in the U.S. This and other interest from venture capital and financial institutions in the decentralized finance sector is a major step in widespread adoption of DeFi.

This new strategic partnership presents a significant opportunity to create more value per deployed mining infrastructure for HIVE by leveraging MEV applications. For DeFi Technologies, the partnership gives exposure to one of the largest miners of Ethereum, which is the backbone on which DeFi applications are built and thus serves as a critical component supporting the sector.

Wouter Witvoet, CEO of DeFi Technologies, said: “We are extremely excited to form a partnership with HIVE Blockchain Technologies. When HIVE was founded there was no way for public market investors to gain access to the growing cryptocurrency markets. HIVE was the first public mining company offering investors exposure to this nascent industry by offering the possibility to simply buy a stock in a brokerage account. Like HIVE, DeFi Technologies aims to accomplish the same by offering investors an easy way to gain exposure to the rapidly expanding decentralized finance sector. In 2020, HIVE was the most liquid stock on the Toronto Venture Exchange trading over 2 billion shares and the top preforming cryptocurrency stock globally by performance, increasing its share price by over 1500% percent. Approximately 96 percent of DeFi transactions occur on the Ethereum network, with HIVE being the only public company mining Ether at an industrial scale and the partnership gives DeFi Technologies the ability to leverage this infrastructure for future developments to scale in an unprecedented manner.”

Frank Holmes, Chairm an and Chief Executive of Hive, said: “ We are excited about this strategic partnership with DeFi Technologies and see strong synergies between the two companies. As HIVE is the only publicly traded company mining Ethereum on an industrial scale, we see opportunities in the work that DeFi Technologies is doing around Miner Extractable Value and the potential ensuing benefits to HIVE ”.

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For further information, please contact:

Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498

Public Relations Veronica Welch VEW Media

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the strategic partnership with HIVE; the terms of such transaction and the potential for synergies and growth as a result of the partnership; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward- looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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